Mail Stop 6010

May 10, 2007

James A. Risher, Chief Executive Officer
Del Global Technologies Corp
11550 West King Street
Franklin Park, Illinois   60131

Via U S Mail and FAX [(847) 288-7911]

> **Re:** **Del Global Technologies Corp**
> **Form 10-K for the fiscal year ended July 29, 2006**
> **Forms 10-Q for the quarters October 28, 2006 and January 27, 2007**
> **File No. 0-3319**

Dear Mr. Risher:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin F. James
                                        Senior Assistant Chief Accountant